UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
SQUARESPACE, INC.
(Name of Subject Company — Issuer)
Spaceship Group MergerCo, Inc.
a wholly owned subsidiary of
Spaceship Purchaser, Inc.
(Names of Filing Persons — Offerors)
Accel Leaders 3 L.P.
Accel Leaders 3 Entrepreneurs L.P.
Accel Leaders 3 Associates L.P.
Accel Leaders 3 Investors (2020) L.P.
Accel Leaders 3 GP Associates L.L.C.
General Atlantic, L.P.
General Atlantic Partners 100, L.P.
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments V, LLC
GAP Coinvestments CDA, L.P.
General Atlantic (SPV) GP, LLC
General Atlantic GenPar, L.P.
General Atlantic (SQRS II), L.P.
Anthony Casalena
Casalena Foundation
Permira Advisers LLC
Permira Management S.à r.l.
Permira Portfolio Management Limited
Permira VIII GP S.à r.l.
Permira VIII Holdco GP S.à r.l.
Surveyorlux SCSp
Spaceship Holdings GP 1, LLC
Spaceship Intermediate 1, LP
Spaceship Holdings GP 2, LLC
Spaceship Parent, LP
Spaceship HoldCo, LLC
Spaceship MidCo, Inc.
Spaceship Intermediate 2, Inc.
Permira VIII - 1 SCSp
Permira VIII - 2 SCSp
Permira VIII AIV LP1 L.P.
Permira VIII AIV LP2 L.P.
Permira VIII CIS SCSp
Permira VIII CIS 2 SCSp
PILI 1 Portfolio SCSp
PILI 2 Portfolio SCSp
PILI 4 Portfolio SCSp

Permira Investment Capital LP
Permira Investment Capital II LP
Permira Investment Capital III LP
(Names of Filing Persons — Other)
Class A Common Stock, par value $0.0001 per share
Class B Common Stock, par value $0.0001 per share
Class C Common Stock, par value $0.0001 per share
(Title of Class of Securities)
85225A107
(CUSIP Number of Class of Securities)
Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons:

Peter Flynn c/o Permira Advisers LLC 320 Park Avenue, 23rd Floor, New York, NY 10022 +44 7887 456 495 Spaceship Purchaser, Inc. Spaceship Group MergerCo, Inc.
Justin Herridge, Principal c/o Permira Advisers LLC 320 Park Avenue, 23rd Floor New York, New York 10022
(212) 386-7480 Permira Advisers LLC Spaceship Holdings GP 1, LLC Spaceship Intermediate 1, LP Spaceship Holdings GP 2, LLC Spaceship Parent, LP Spaceship HoldCo, LLC Spaceship MidCo, Inc. Spaceship Intermediate 2, Inc. Permira VIII AIV LP1 L.P. Permira VIII AIV LP2 L.P. Permira VIII – 1 SCSp Permira VIII – 2 SCSp Permira VIII CIS SCSp Permira VIII CIS 2 SCSp PILI 1 Portfolio SCSp PILI 2 Portfolio SCSp PILI 4 Portfolio SCSp Permira Management S.à r.l. Permira VIII GP S.à r.l. Permira VIII Holdco GP S.à r.l. Surveyorlux SCSp Permira Investment Capital LP Permira Investment Capital II LP Permira Investment Capital III LP Permira Portfolio Management Limited

Accel
500 University Avenue Palo Alto, California 94301
Tel: (650) 614-4800
Accel Leaders 3 L.P. Accel Leaders 3 Entrepreneurs L.P. Accel Leaders 3 Associates L.P. Accel Leaders 3
Investors (2020)
L.P. Accel Leaders 3 GP Associates L.L.C.

Michael Gosk
c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055
Tel: (212) 715-4000 General Atlantic, L.P. General Atlantic Partners 100, L.P. GAP Coinvestments III, LLC GAP Coinvestments IV, LLC GAP Coinvestments V, LLC GAP Coinvestments CDA, L.P. General Atlantic (SPV) GP, LLC General Atlantic GenPar, L.P. General Atlantic (SQRS II), L.P.
Anthony Casalena Casalena Foundation c/o Squarespace, Inc. 225 Varick Street, 12th Floor New York, New York 10014 Tel: (646) 580-3456

Copies to:

Brian Mangino Amber Banks Mariclaire Brewer Max Schleusener Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 Tel: (212) 906-1200	Brian Mangino Amber Banks Mariclaire Brewer Max Schleusener Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 Tel: (212) 906-1200	Ben Beerle Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, CA 94111 Tel: (415) 693-2000	Matthew W. Abbott Christopher J. Cummings Ellen N. Ching Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Tel: (212) 373-3000	Todd Cleary Megan J. Baier Cathrine Riley Tzipori Wilson, Sonsini, Goodrich & Rosati P.C. 1301 Avenue of the Americas New York, NY 10019 Tel: (212) 999-5800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	Third-party tender offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☒	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) to the Tender Offer Statement on Schedule TO (as further amended and supplemented from time to time, this “Schedule TO”) is filed by Spaceship Group MergerCo, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Spaceship Purchaser, Inc., a Delaware corporation (“Parent”), and Parent. This Schedule TO relates to the offer by Merger Sub to purchase all of the outstanding shares of common stock, consisting of (1) Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), (2) Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) and (3) Class C Common Stock, par value $0.0001 per share (“Class C Common Stock” and the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, collectively, the “Shares”) , of Squarespace, Inc., a Delaware corporation (“Squarespace”), at a purchase price of $46.50 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Amended and Restated Agreement and Plan of Merger, dated as of September 9, 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Squarespace, Parent and Merger Sub, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.
Item 1.	Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is Squarespace, Inc., a Delaware corporation. Squarespace’s principal executive offices are located at 225 Varick Street, 12th Floor, New York, New York 10014. Squarespace’s telephone number is (646) 580-3456.
(b) Securities. This Schedule TO relates to the outstanding Shares (including those Shares that may be issued and delivered upon the exercise of Squarespace stock options). Squarespace has advised Merger Sub and Parent that, as of September 1, 2024 (the most recent practicable date): (i) 91,086,529 shares of Class A Common Stock, 47,844,755 shares of Class B Common Stock and 0 shares of Class C Common Stock were issued and outstanding, and (ii) 81,593 shares of Squarespace common stock were subject to outstanding Squarespace stock options.
(c) Trading Market and Price. The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 3.	Identity and Background of the Filing Person.
(a) - (c) This Schedule TO is filed by Merger Sub and Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Parent and Merger Sub”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.	Terms of the Transaction.
(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Introduction”
•	the “Summary Term Sheet”
•	“Special Factors and Other Relevant Information—Section 1—Background of the Offer”

•	“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
•	“The Tender Offer—Section 8—Certain Information Concerning Parent and Merger Sub”
•	“The Tender Offer—Section 10—The Merger Agreement; Other Agreements”
•	“Schedule I—Directors And Executive Officers Of Purchaser Filing Parties”
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) - (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Introduction”
•	the “Summary Term Sheet”
•	“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
•	“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
•	“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
•	“The Tender Offer—Section 9—Source and Amount of Funds”
•	“The Tender Offer—Section 10—The Merger Agreement; Other Agreements”
•	“The Tender Offer—Section 11—Dividends and Distributions”
•	“Schedule I—Directors And Executive Officers Of Purchaser Filing Parties”
Item 7.	Source and Amount of Funds or Other Consideration.
(a), (b), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
•	“The Tender Offer—Section 9—Source and Amount of Funds”
•	“The Tender Offer—Section 10—The Merger Agreement; Other Agreements”
Item 8.	Interest in Securities of the Subject Company.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
•	“The Tender Offer—Section 8—Certain Information Concerning Parent and Merger Sub”
(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
•	“The Tender Offer—Section 10—The Merger Agreement; Other Agreements”
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
•	“The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares”

•	“The Tender Offer—Section 10—The Merger Agreement; Other Agreements”
•	“The Tender Offer—Section 14—Fees and Expenses”
Item 10.	Financial Statements.
Not applicable.
Item 11.	Additional Information.
(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
•	“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
•	“The Tender Offer—Section 8—Certain Information Concerning Parent and Merger Sub”
•	“The Tender Offer—Section 10—The Merger Agreement; Other Agreements”
(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
•	“The Tender Offer—Section 10—The Merger Agreement; Other Agreements”
•	“The Tender Offer—Section 12—Conditions of the Offer”
•	“The Tender Offer—Section 13—Certain Legal Matters; Regulatory Approvals”
(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	“The Tender Offer—Section 10—The Merger Agreement; Other Agreements”
•	“The Tender Offer—Section 12—Conditions of the Offer”
•	“The Tender Offer—Section 13—Certain Legal Matters; Regulatory Approvals”
(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	“The Tender Offer—Section 12—Conditions of the Offer”
(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	“The Tender Offer—Section 13—Certain Legal Matters; Regulatory Approvals”
(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Amended and Restated Offer to Purchase, dated October 1, 2024.
(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9, IRS Form W-8BEN or IRS Form W-8BEN-E).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, dated September 16, 2024.
(a)(5)(A)*
Joint press release issued by Squarespace, Inc. and Permira, dated September 9, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Squarespace MergerCo, Inc. with the SEC on September 13, 2024).

(b)*
Second Amended and Restated Commitment Letter, dated as of August 13, 2024, by and among Spaceship Purchase, Inc., Blackstone Alternative Credit Advisors LP, Blackstone Holdings Finance Co. L.L.C., Blue Owl Credit Advisors LLC, Ares Capital Management LLC, CPPIB Credit Investments III Inc., CPPIB Credit Revolver Canada Inc., PSP Investments Credit USA LLC, and Dogwood Credit, LP, and Blue Owl Capital Corporation (incorporated by reference to Exhibit (16)(b)(vi) to the Schedule 13E-3/A filed by, amongst others, Squarespace, Inc. with the SEC on August 22, 2024).

(d)(1)*
Amended and Restated Agreement and Plan of Merger, dated as of September 9, 2024, among Squarespace, Inc., Spaceship Purchaser, Inc., and Spaceship Group MergerCo, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Squarespace on September 9, 2024).

(d)(2)*
Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, Inc., Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Squarespace on September 9, 2024).

(d)(3)*
Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, Inc., General Atlantic (SQRS II), L.P. and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Squarespace on September 9, 2024).

(d)(4)*
Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, Inc., Accel Leaders 3 L.P. and affiliated funds and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Squarespace on September 9, 2024).

(d)(5)*
Second Amendment to Equity Commitment Letter, dated as of September 9, 2024, executed by Accel Leaders 4 L.P., for itself and as nominee for, Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P., and Accel Leaders 4 Investors (2022) L.P. and Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P. and accepted and agreed to by Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate, Inc.

(d)(6)*
Second Amendment to Equity Commitment Letter, dated as of September 9, 2024, executed by Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP and accepted and agreed to by Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate, Inc.

(d)(7)*
Amendment to Fee Funding Arrangement, dated as of September 9, 2024, by and among Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP and Permira Investment Capital III LP, Spaceship Purchaser, Inc., and Squarespace, Inc.

Exhibit No.	Description
(d)(8)*
Second Amendment to Interim Investors Agreement, dated as of September 9, 2024, by and among Spaceship Intermediate 1, LP, Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation, General Atlantic (SQRS II), L.P., Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P., and Accel Leaders 4 L.P. for itself and as nominee for Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P. and Accel Leaders 4 Investors (2022) L.P.

(d)(9)*	Amended and Restated Tender and Support Agreement, dated as of September 16, 2024, by and among Squarespace, Inc., General Atlantic (SQRS II), L.P. and Spaceship Purchaser, Inc.
(d)(10)*
Amended and Restated Tender and Support Agreement, dated as of September 16, 2024, by and among (i) Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P., (ii) Accel Growth Fund L.P., Accel Growth Fund Strategic Partners L.P. and Accel Growth Fund Investors 2010 L.L.C., (iii) Squarespace, Inc., a Delaware corporation, and (iv) Spaceship Purchaser, Inc.

(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

* Previously Filed.
Item 13.	Information Required by Schedule 13E-3.
The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.
Item 2.	Subject Company Information.
(d) Dividends. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“The Tender Offer—Section 6—Price Range of Shares; Dividends on the Shares”
(e) Prior Public Offerings. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—Section 8—Prior Public Offerings; Transactions in Shares”
(f) Prior Stock Purchases. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—Section 8—Prior Public Offerings; Transactions in Shares”
Item 3.	Identity and Background of the Filing Person.
(a) – (c) The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Schedule I—Directors And Executive Officers Of Purchaser Filing Parties”
Item 4.	Terms of the Transaction.
(c) Different Terms. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”

“Special Factors and Other Relevant Information—Section 6—Interests of Squarespace’s Directors and Executive Officers in the Offer”
(d) Appraisal Rights. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“Special Factors and Other Relevant Information—Section 7—Appraisal Rights”
(e) Provisions for Unaffiliated Security Holders.
“The Tender Offer—Section 10—The Merger Agreement; Other Agreements”
(f) Eligibility for Listing or Trading. Not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(c) Negotiations or Contracts. The information set forth in the Offer to Purchaser under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“The Tender Offer—Section 8—Certain Information Concerning Parent and Merger Sub”
“The Tender Offer—Section 9—Source and Amount of Funds”
(c) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“Special Factors and Other Relevant Information—Section 6—Interests of Squarespace’s Directors and Executive Officers in the Offer”
“The Tender Offer—Section 8—Certain Information Concerning Parent and Merger Sub”
“The Tender Offer—Section 9—Source and Amount of Funds”
“The Tender Offer—Section 10—The Merger Agreement; Other Agreements”
Item 6.	Purposes of the Transaction and Plans or Proposals.
(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors and Other Relevant Information—Section 1—“Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“The Tender Offer—Section 9—Source and Amount of Funds”
(c)(8) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Offer”
“Special Factors and Other Relevant Information—Section 6—Interests of Squarespace’s Directors and Executive Officers in the Offer”
“The Tender Offer—Section 9—Source and Amount of Funds”
Item 7.	Purposes, Alternatives, Reasons and Effects.
(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Offer”
(b) Alternatives. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Offer”
(c) Reasons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Offer”
(d) Effects. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”

“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Offer”
“Special Factors and Other Relevant Information—Section 6—Interests of Squarespace’s Directors and Executive Officers in the Offer”
“The Tender Offer—Section 5—Material U.S. Federal Income Tax Considerations”
Item 8.	Fairness of the Transaction.
(a) Fairness. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Merger”
“Special Factors and Other Relevant Information—Section 6—Interests of Squarespace’s Directors and Executive Officers in the Offer”
(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Offer”
“Special Factors and Other Relevant Information—Section 6—Interests of Squarespace’s Directors and Executive Officers in the Offer”
“The Tender Offer— Section 10—The Merger Agreement; Other Agreements”
(c) Approval of Security Holders.
“Summary Term Sheet”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Merger”
(d) Unaffiliated Representative. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”

“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Offer”
“The Tender Offer—Section 10—The Merger Agreement; Other Agreements”
(e) Approval of Directors. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Offer”
“Special Factors and Other Relevant Information—Section 6—Interests of Squarespace’s Directors and Executive Officers in the Offer”
(f) Other Offers. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
Item 9.	Reports, Opinions, Appraisals and Negotiations.
(a) – (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information— Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Offer”
Discussion Materials of Goldman Sachs & Co. LLC to Permira, dated April 12, 2024 (incorporated by reference to Exhibit 16(c)(ix) to the Schedule 13E-3 jointly filed by the following persons (the “13E-3 Filing Parties”) on June 17, 2024: (1) Squarespace, Inc., a Delaware corporation; (2) Spaceship Purchaser, Inc., a Delaware corporation; (3) Spaceship Group MergerCo, Inc., a Delaware corporation; (4) Accel Leaders 3 L.P., a Delaware limited partnership; (5) Accel Leaders 3 Entrepreneurs L.P., a Delaware limited partnership; (6) Accel Leaders 3 Associates L.P., a Delaware limited partnership; (7) Accel Leaders 3 Investors (2020) L.P., a Delaware limited partnership; (8) Accel Leaders 3 GP Associates L.L.C., a Delaware limited liability company; (9) General Atlantic, L.P., a Delaware limited partnership; (10) General Atlantic Partners 100, L.P., a Delaware limited partnership; (11) GAP Coinvestments III, LLC, a Delaware limited liability company; (12) GAP Coinvestments IV, LLC, a Delaware limited liability company; (13) GAP Coinvestments V, LLC, a Delaware limited liability company; (14) GAP Coinvestments CDA, L.P., a Delaware limited partnership; (15) General Atlantic (SPV) GP, LLC, a Delaware limited liability company; (16) General Atlantic GenPar, L.P., a Delaware limited partnership; (17) General Atlantic (SQRS II), L.P., a Delaware limited partnership; (18) Anthony Casalena; and (19) the Casalena Foundation, a Delaware corporation (the “Schedule 13E-3”)).
Discussion Materials of Goldman Sachs & Co. LLC to Permira, dated April 12, 2024 (incorporated by reference to Exhibit 16(c)(x) to the Schedule 13E-3).
(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.
Item 10.	Source and Amount of Funds or Other Consideration.
(c) Expenses. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“The Tender Offer—Section 14—Fees and Expenses”
Item 12.	The Solicitation or Recommendation.
(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Offer”
(e) Recommendations of Others. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Offer”
Item 13.	Financial Statements.
(a) Financial Information. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—Section 4—Certain Effects of the Offer”
“The Tender Offer—Section 7—Certain Information Concerning Squarespace”
(b) Pro Forma Financial Information. The pro forma financial statements of the Company are not material to the Offer.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.
(b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors and Other Relevant Information—Section 1—Background of the Offer”
“Special Factors and Other Relevant Information—Section 2—Purpose of the Offer; Going Private Transactions; Plans for Squarespace”
“Special Factors and Other Relevant Information—Section 3—Reasons for the Offer”
“Special Factors and Other Relevant Information—Section 5—Position of the Purchaser Filing Parties Regarding Fairness of the Offer”
“Special Factors and Other Relevant Information—Section 6—Interests of Squarespace’s Directors and Executive Officers in the Offer”
“The Tender Offer—Section 14—Fees and Expenses”
“The Tender Offer—Section 8—Certain Information Concerning Parent and Merger Sub”
Item 15.	Additional Information.
(b) The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information–Section 6–Interests of Squarespace’s Directors and Executive Officers in the Offer–Golden Parachute Compensation”

Item 16.	Exhibits
The following exhibits are filed herewith:

16(b)(i)
Fee Funding Agreement, dated May 13, 2024, executed by Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP and accepted and agreed to by Spaceship Purchaser, Inc. and Squarespace, Inc. (incorporated by reference to Exhibit 16(b)(i) to the Schedule 13E-3).

16(b)(ii)
Equity Commitment Letter, dated May 13, 2024, executed by Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP and accepted and agreed to by Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate, Inc. (incorporated by reference to Exhibit 16(b)(ii) to the Schedule 13E-3).

16(b)(iii)
Equity Commitment Letter, dated May 13, 2024, executed by Accel Leaders 4 L.P., for itself and as nominee for, Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P., and Accel Leaders 4 Investors (2022) L.P. and Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P. and accepted and agreed to by Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate, Inc. (incorporated by reference to Exhibit 16(b)(iii) to the Schedule 13E-3).

16(b)(iv)
Commitment Letter, dated May 13, 2024, executed by Blackstone Alternative Credit Advisors LP, Blackstone Holdings Finance Co. L.L.C., Blue Owl Credit Advisors LLC, Blue Owl Capital Corporation, Ares Capital Management LLC and accepted and agreed to by Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(b)(iv) to the Schedule 13E-3).

(16)(b)(v)
Amended and Restated Commitment Letter, dated June 3, 2024, executed by Blackstone Alternative Credit Advisors LP, Blackstone Holdings Finance Co. L.L.C., Blue Owl Credit Advisors LLC, Blue Owl Capital Corporation, Ares Capital Management LLC, CPPIB Credit Investments III Inc., CPPIB Credit Revolver Canada Inc., PSP Investments Credit USA LLC, Dogwood Credit, LP and accepted and agreed to by Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(b)(v) to the Schedule 13E-3).

(16)(b)(vi)
Second Amended and Restated Commitment Letter, dated August 13, 2024, executed by Blackstone Alternative Credit Advisors LP, Blackstone Holdings Finance Co. L.L.C., Blue Owl Credit Advisors LLC, Blue Owl Capital Corporation, Ares Capital Management LLC, CPPIB Credit Investments III Inc., CPPIB Credit Revolver Canada Inc., PSP Investments Credit USA LLC, Dogwood Credit, LP and accepted and agreed to by Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(b)(vi) to the Schedule 13E-3).

16(b)(vii)
First Amendment to Equity Commitment Letter, dated August 28, 2024, executed by Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP and accepted and agreed to by Squarespace, Inc., Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate 2, Inc. (incorporated by reference to Exhibit 16(b)(vii) to the Schedule 13E-3/A filed by the 13E-3 Filing Parties on August 30, 2024 (the “Fourth Amended Schedule 13E-3”).

16(b)(viii)
First Amendment to Equity Commitment Letter, dated August 28, 2024, executed by Accel Leaders 4 L.P., for itself and as nominee for, Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P., and Accel Leaders 4 Investors (2022) L.P. and Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P. and accepted and agreed to by Squarespace, Inc., Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC., Spaceship Intermediate 2, Inc., Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP and Permira Investment Capital III LP (incorporated by reference to Exhibit 16(b)(viii) to the Fourth Amended Schedule 13E-3).

16(c)(ix)	Discussion Materials of Goldman Sachs & Co. LLC to Permira, dated April 12, 2024 (incorporated by reference to Exhibit 16(c)(ix) to the Schedule 13E-3).
16(c)(x)	Discussion Materials of Goldman Sachs & Co. LLC to Permira, dated April 12, 2024 (incorporated by reference to Exhibit 16(c)(x) to the Schedule 13E-3).
16(d)(i)	Agreement and Plan of Merger, dated as of May 13, 2024, by and among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 16(d)(i) to the Schedule 13E-3).
16(d)(ii)
Support Agreement, dated as of May 13, 2024, by and among Squarespace, Inc., Accel Leaders 3 L.P. and affiliated funds, and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(d)(ii) to the Schedule 13E-3).

16(d)(iii)
Support Agreement, dated as of May 13, 2024, by and among Squarespace, Inc., General Atlantic (SQRS II), L.P. and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(d)(iii) to the Schedule 13E-3).

16(d)(iv)
Support Agreement, dated as of May 13, 2024, by and among Squarespace, Inc., Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation. and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(d)(iv) to the Schedule 13E-3).

16(d)(v)
Interim Investors Agreement, dated as of May 13, 2024, by and among Spaceship Intermediate 1, LP, Spaceship Holdings GP 2, LLC, Spaceship Holdings MLP 1, LLC, Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation, General Atlantic (SQRS II), L.P.; Accel Leaders 3 L.P. and affiliated funds, Accel Leaders 4 L.P. and affiliated funds (incorporated by reference to Exhibit 16(d)(v) to the Schedule 13E-3).

16(d)(vi)
First Amendment to Support Agreement, dated as of August 28, 2024, by and among Squarespace, Inc., General Atlantic (SQRS II), L.P. and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(d)(vi) to the Fourth Amended Schedule 13E-3).

16(d)(vii)
First Amendment to the Support Agreement, dated as of August 28, 2024, by and among Squarespace, Inc., Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation. and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 16(d)(vii) to the Fourth Amended Schedule 13E-3).

16(d)(viii)
Amendment to Interim Investors Agreement, dated as of August 28, 2024, by and among Spaceship Intermediate 1, LP, Spaceship Holdings GP 2, LLC, Spaceship Holdings MLP 1, LLC, Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation, General Atlantic (SQRS II), L.P., Accel Leaders 4 L.P., for itself and as nominee for Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P., and Accel Leaders 4 Investors (2022) L.P. and Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P. (incorporated by reference to Exhibit 16(d)(viii) to the Fourth Amended Schedule 13E-3).

16(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit 16(f) to the Schedule 13E-3).
107	Filing Fee Table (incorporated by reference to Exhibit 107 to the Schedule 13E-3).

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

SPACESHIP PURCHASER, INC.

By:	/s/ Peter Flynn
Name: Peter Flynn
Title: Chief Executive Officer and President

SPACESHIP GROUP MERGERCO, INC.

By:	/s/ Peter Flynn
Name: Peter Flynn
Title: Chief Executive Officer and President

Date: October 1, 2024

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 1, 2024

ACCEL LEADERS 3 L.P.

By:	Accel Leaders 3 Associates L.P.
Its:	General Partner
By:	Accel Leaders 3 GP Associates L.L.C.
Its:	General Partner

By:	/s/ Ryan Connor
Name: Ryan Connor
Title: Attorney in Fact

ACCEL LEADERS 3 ENTREPRENEURS L.P.

By:	Accel Leaders 3 Associates L.P.
Its:	General Partner
By:	Accel Leaders 3 GP Associates L.L.C.
Its:	General Partner

By:	/s/ Ryan Connor
Name: Ryan Connor
Title: Attorney in Fact

ACCEL LEADERS 3 INVESTORS (2020) L.P.

By:	Accel Leaders 3 GP Associates L.L.C.
Its:	General Partner

By:	/s/ Ryan Connor
Name: Ryan Connor
Title: Attorney in Fact

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 1, 2024

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC (SPV) GP, LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC (SQRS II), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 1, 2024

ANTHONY CASALENA

By:	/s/ Anthony Casalena
Name: Anthony Casalena

CASALENA FOUNDATION

By:	/s/ Anthony Casalena
Name: Anthony Casalena
Title: President

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 1, 2024

PERMIRA ADVISERS LLC

By:	/s/ Justin Herridge
Name:	Justin Herridge
Title:	Principal

PERMIRA VIII - 1 SCSP
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Director

PERMIRA VIII - 2 SCSP
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Director

PERMIRA VIII AIV LP1 L.P.
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Director

PERMIRA VIII AIV LP2 L.P.
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Director

PERMIRA VIII CIS SCSP
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Director

PERMIRA VIII CIS 2 SCSP
by its general partner
PERMIRA VIII GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PILI 1 PORTFOLIO SCSP
by its general partner
PILI 1 PORTFOLIO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PILI 2 PORTFOLIO SCSP
by its general partner
PILI 2 PORTFOLIO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PILI 4 PORTFOLIO SCSP
by its general partner
PILI 4 PORTFOLIO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PERMIRA INVESTMENT CAPITAL LP
by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Wikus van Schalkwyk
Name:	Wikus van Schalkwyk
Title:	Director

PERMIRA INVESTMENT CAPITAL II LP
by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Wikus van Schalkwyk
Name:	Wikus van Schalkwyk
Title:	Director

PERMIRA INVESTMENT CAPITAL III LP
by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Wikus van Schalkwyk
Name:	Wikus van Schalkwyk
Title:	Director

SURVEYORLUX SCSP

By: Permira VIII Holdco GP S.à r.l., its managing general partner

By:	/s/ Eddy Perrier
Name:	Eddy Perrier
Title:	Manager

PERMIRA MANAGEMENT S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Manager

PERMIRA VIII GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PERMIRA VIII HOLDCO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

SPACESHIP HOLDINGS GP 1, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP INTERMEDIATE 1, LP

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP HOLDINGS GP 2, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP PARENT, LP

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP HOLDCO, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP MIDCO, INC.

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP INTERMEDIATE 2, INC.

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President